SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation Reports another quarter with Record Revenues of Over $12 Million for the Third Quarter of 2007, In line with 2007 Guidance

—	$4.3 million Gross Profit, an annual increase of 6.2%
—	EBITDA of $1.9 million in Q3 2007

Givatayim, Israel – December 10th, 2007. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR; Tel-Aviv Stock Exchange: PNTR), a leading provider of technology and services to automotive industry, insurance companies and fleets, including road-side assistance, towing, stolen vehicle retrieval and fleet management services to customers in over 20 countries, today reports its financial results for the third quarter of 2007 and the first nine months ended September 30, 2007.

During the third quarter of 2007, Pointer’s increase in its internal revenues was in line with its growth plan. Following the completion of the acquisition of Cellocator’s activity, the company now targets more businesses and technologies and expands its activities into new territories. A key element in its growth strategy is to build a global sales infrastructure and to broaden the scope of its services. Pointer’s financial results for the third quarter of 2007 consolidate 12 days of Cellocator’s activities, include acquisition related expenses and certain non-cash expenses due to the financial structure of the deal.

Financial Highlights:

Revenues: Pointer’s revenues for the third quarter of 2007 increased by 10.3%, to $12.3 million from $11.2 million, in the comparable period in 2006. In the first nine months of 2007, revenues were $35.4 million, a 14% increase over the same period of 2006. Pointer’s revenues from services in the third quarter and the first nine months of 2007 were 72% and 74%, respectively, of total revenues, as compared with 73% and 77% in 2006. International activities for the third quarter of 2007 were 13.7% of total revenue compared to 13.8% in the comparable period in 2006.

Gross Profit: For the third quarter of 2007, gross profit increased 6.2% to $4.3 million from $4.1 million in Q3 2006. As a percentage of revenues, gross profit was approximately 35.3% in Q3 2007, as compared to approximately 36.6% in Q3 2006. In the first nine months of 2007, gross profit increased by 12% to $12.7 million from $11.4 million in the first nine months of 2006. Gross margin for the first nine months of 2007 was 36%, compared to 36.7% for the first nine months of 2006. In the third quarter of 2007 Pointer recorded $33 thousands amortization of intangible assets related to Cellocator acquisition which are non-cash expenses.

Operating income: Pointer’s operating income was $942 thousand for the third quarter of 2007, compared to operating income of $1.4 million for the third quarter of 2006. In the first nine months of 2007, operating income was $2.7 million, compared to $4 million for the same period of 2006.

In the first nine months of 2006 operating income included onetime other income of $1.3 million associated with an agreement signed with a Latin American customer, offset by a $350 thousand impairment of long-lived assets that were recorded in the second quarter of 2006.

Minority share: For the third quarter of 2007 and nine months ended September 30, 2007, Pointer reported a $178 thousand and $882 thousand minority share in the operations of Shagrir, compared to zero in both periods of 2006. Pointer currently holds 56.56% interest in Shagrir.

Net income: Pointer’s net income for the third quarter of 2007 was $3 thousand or $0.0 per share as compared to net income of $449 thousand or $0.14 per share in the third quarter of 2006. For the first nine months of 2007, Pointer recorded a net loss of $565 thousand or $0.14 per share, compared to net income of $1.1 million or $0.39 per share in the same period of 2006. The decrease in profitability is primarily attributable to the above mentioned one time net income of $0.95 million and to the 100% consolidating of Shagrir’s results, both in 2006.

EBITDA: Pointer’s EBITDA for the third quarter of 2007 and for the first nine months of 2007 was $1.9 million and $5.8 million, respectively, as compared to $2.3 million and $7 million in the comparable periods of 2006 in which periods the above mentioned one time net income of $0.95 million was included.

Pointer uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization and minority interest. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. A reconciliation of EBITDA to GAAP measures is included in the financial tables accompanying this press release.

Balance Sheet Highlights: In consolidating Cellocator assets and liabilities, the following changes are notable:

Total Shareholder’s Equity increased during the first nine months of 2007 to $31.1 million.

Total long-term assets increased during the first nine months of 2007 from $59.4 million to $80.7 million, mainly as a result of Cellocator acquisition. The goodwill increase from $38.7 million to $49 million and the increase of other intangible assets, net from $8.6 million to $18.4 million due to Cellocator acquisition.

The purchase price allocation (PPA) for the Cellocator acquisition is preliminary and is subject to revision as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Any change in the fair value of the net assets of Cellocator will change the amount of the PPA to goodwill. We anticipate finalizing the PPA process and updating the changes on the 2007 Annual results.

Danny Stern, Pointer CEO, said: “Internal revenue growth continues to be strong. Acquisition of Cellocator’s technology and customer relations opens a new era and positions us as a major global provider of solutions for the industry. We continue to build a global sales infrastructure and broaden the scope of our services, in order to reinforce further growth. Looking forward, Q4 2007 business continues to demonstrate strength in all markets, including those of Cellocator. We believe that our activities during 2007 will significantly contribute to the top and the bottom lines of our financial figures in 2008".

Conference Call Information:

Pointer’s management will host two conference calls with the investment community today, December 10th, 2007.

The Hebrew conference call will start at 15:30 Israel time (GMT +2, 8:30 EST)

The English conference call will start at 9:30 EST (16:30 Israel time)

To listen to the conference calls, please dial:
From USA: +1-888-642-5032
From Israel: 03-918-0688

A replay of the conference call will be available through December 11st, 2007 on the Company’s website at www.pointer.com.

About Pointer Telocation:

Pointer Telocation Ltd. www.pointer.com develops and supplies location based technologies and delivers a range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2007	December 31, 2006
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,880	$5,850
Trade receivables, net	11,850	8,315
Other accounts receivable and prepaid expenses	1,944	1,368
Inventories	2,583	1,447

Total current assets	18,257	16,980

LONG-TERM ASSETS:
Long-term accounts receivable	165	183
Severance pay fund	4,439	3,794
Property and equipment, net	7,849	7,346
Goodwill	49,025	38,707
Other intangible assets, net	18,381	8,612
Deferred income taxes	850	777

Total long-term assets	80,709	59,419

Total assets	$98,966	$76,399

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30, 2007	December 31, 2006
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$11,721	$11,801
Trade payables	7,869	5,378
Deferred revenues	8,064	6,584
Other accounts payable and accrued expenses	5,693	4,091

Total current liabilities	33,347	27,854

LONG-TERM LIABILITIES:
Long-term loans from banks	18,797	15,833
Long-term loans from shareholders & others	5,993	7,490
Accrued severance pay	5,352	4,650

	30,142	27,973

CONVERTIBLE DEBENTURES	1,951	-

MINORITY INTEREST	2,383	1,142

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3 par value:
Authorized - 8,000,000 shares at September 30, 2007 and December 31, 2006, respectively; Issued and outstanding: 4,612,875 and 3,222,875 shares
at September 30, 2007 and December 31, 2006, respectively	3,137	2,140
Additional paid-in capital	116,851	103,880
Receipt on account of shares	-	2,586
Accumulated other comprehensive income	994	98
Accumulated deficit	(89,839)	(89,274)

Total shareholders' equity	31,143	19,430

Total liabilities and shareholders' equity	$98,966	$76,399

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2006
	2007	2006	2007	2006
	Unaudited

Revenues:
Products	$9,172	$7,167	$3,400	3,035	$9,701
Services	26,184	23,795	8,921	8,133	32,211

Total revenues	35,356	30,962	12,321	11,168	41,912

Cost of revenues:
Products	5,850	4,114	2,184	1,632	5,602
Services	16,759	15,497	5,759	5,446	20,786
Amortization of intangible assets	33	-	33	-	-

Total cost of revenues	22,642	19,611	7,976	7,078	26,388

Gross profit	12,714	11,351	4,345	4,090	15,524

Operating expenses:
Research and development, net	1,126	826	451	282	1,170
Selling and marketing	3,360	2,753	1,117	964	3,927
General and administrative	4,255	3,361	1,444	1,086	4,749
Amortization of intangible assets	1,238	1,330	391	400	1,740
Other income, net	-	(1,292)	-	-	(1,292)
Impairment of long lived assets	-	350	-	-	372

Total operating expenses	9,979	8,270	3,403	2,732	10,666

Operating income	2,735	4,023	942	1,358	4,858
Financial expenses, net	2,044	2,234	659	653	2,577
Other income (expenses), net	(17)	(15)	(32)	(10)	14

Income before taxes on income	674	1,774	251	695	2,295
Taxes on income	357	639	70	246	82

Net income (loss) before minority interest	317	1,135	181	449	2,213
Minority interest	882	-	178	-	1,044

Net income (loss)	$(565)	$1,135	$3	$449	$1,169

Basic net Diluted earnings (loss) per share	$(0.14)	$0.39	$0.00	$0.14	$0.39

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Receipts on account of shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2006	2,479,020	$1,680	$100,707	$(1)	$-	$(1,138)	$(90,443)		$10,805

Deferred stock-based compensation	-	-	(1)	1	-	-	-		-
Stock-based compensation expanses	-	-	153	-	-	-	-		153
Exercise of warrants and stock options	743,855	460	3,021	-	-	-	-		3,481
Receipt on account of shares	-	-	-	-	2,586	-	-		2,586
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	-	1,236	-	$1,236	1,236
Net income	-	-	-	-	-	-	1,169	1,169	1,169

Total comprehensive income								$2,405

Balance as of December 31, 2006	3,222,875	2,140	103,880	-	2,586	98	(89,274)		19,430

Issuance of shares	1,390,000	997	10,019	-	-	-	-		11,016
Stock-based compensation expanses	-	-	366	-	-	-	-		366
Receipt on account of shares	-	-	2,586	-	(2,586)	-	-		-
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	-	896	-	896	896
Net loss	-	-	-	-	-	-	(565)	(565)	(565)

Total comprehensive loss								$331

Balance as of September 30, 2007 (unaudited)	4,612,875	$3,137	$116,851	$-	$-	$994	$(89,839)		$31,143

Balance as of December 31, 2005	2,479,020	1,680	100,707	(1)		(1,138)	(90,443)		10,805
Deferred stock-based compensation	-	-	(1)	1		-	-		-
Amortization of deferred stock-based compensation	-	-	100	-		-	-		100
Exercise of warrants and options	692,214	425	2,479	-		-	-		2,904
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-		979	-	$979	979
Net income	-	-	-	-		-	1,135	1,135	1,135

Total comprehensive income								$2,114

Balance as of September 30, 2006 (unaudited)	3,171,234	$2,105	$103,285	$-		$(159)	$(89,308)		$15,923

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Receipts on account of shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of July 1, 2007	4,452,875	$3,021	$115,484	$-	$-	$6	$(89,842)	-	$28,669

Issuance of shares	160,000	116	1,307	-	-	-	-	-	1,423
Stock-based compensation expanses	-	-	60	-	-	-	-	-	60
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	-	988	-	$988	988
Net loss	-	-	-	-	-	-	3	3	3

Total comprehensive loss								$991

Balance as of September 30, 2007 (unaudited)	4,612,875	$3,137	$116,851	$-	$-	$994	$(89,839)		$31,143

Balance as of July 1, 2006 (unaudited)	3,095,124	$2,076	$103,091	$-	$-	$(635)	$(89,757)		$14,775
Amortization of deferred stock-based compensation	-	-	31	-	-	-	-		31
Exercise of warrants	76,110	29	163	-	-	-	-		192
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	-	476	-	$476	476
Net income	-	-	-	-	-	-	449	449	449

Total comprehensive income								$925

Balance as of September 30, 2006 (unaudited)	3,171,234	$2,105	$103,285	$-	$-	$(159)	$(89,308)		$15,923

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2006
	2007	2006	2007	2006
	Unaudited

Cash flows from operating activities:
Net income (loss)	$(565)	$1,135	$3	$449	$1,169
Adjustments required to reconcile net income (loss) to net
cash provided by operating activities:
Depreciation ,amortization and impairment	3,415	3,498	1,096	1,147	4,490
Accrued interest and exchange rate changes of convertible
debenture and long-term loans	694	451	509	69	137
Accrued severance pay, net	(80)	(46)	(89)	(23)	(166)
Gain from sale of property and equipment, net	(149)	(39)	(10)	(113)	(563)
Amortization of deferred stock-based compensation	366	100	60	31	251
Minority interest in earning of subsidiary	1,241	-	387	-	1,044
Increase in trade receivables, net	(1,648)	(1,589)	346	(980)	(1,167)
Increase in other accounts receivable and prepaid expenses	(559)	(203)	(11)	(51)	(36)
Decrease (increase) in inventories	(317)	200	(448)	145	(490)
Decrease (increase) in long-term accounts receivable	31	48	33	(3)	60
Write-off of inventories	150	69	135	-	127
Increase in deferred income taxes	-	-	-	-	(99)
Increase in trade payables	756	683	293	398	1,049
Increase (decrease) in other accounts
payable and accrued expenses	1, 839	491	276	(512)	(400)

Net cash provided by operating activities	5,174	4,798	2,580	557	5,406

Cash flows from investing activities:
Purchase of property and equipment	(2,106)	(2,118)	(336)	(1,244)	(2,277)
Proceeds from sale of property and equipment	759	779	258	353	1,026
Acquisition of Cellocator (a)	(16,332)		(16,332)
Acquisition of other intangible assets	(135)	-	-	-	-

Net cash used in investing activities	(17,814)	(1,339)	(16,410)	(891)	(1,251)

Cash flows from financing activities:
Receipt of long-term loans from banks	5,000	-	5,000	-	2,243
Repayment of long-term loans from banks	(3,392)	(1,628)	(1,446)	(401)	(2,949)
Receipt of long-term loans from shareholders and others	-	131	-	-	131
Repayment of long-term loans from shareholders and others	(2,024)	(3,447)	(684)	(450)	(4,529)
Proceeds from issuance of shares and exercise of warrants, net	9,588	2,904	(5)	192	3,481
Receipt on account of shares		-		-	2,586
Short-term bank credit, net	(441)	(174)	406	418	(973)

Net cash provided by (used in) financing activities	8,731	(2,214)	3,271	(241)	(10)

Effect of exchange rate on cash and cash equivalents	(61)	(13)	(113)	17	9

Increase in cash and cash equivalents	(3,970)	1,232	(10,672)	(558)	4,154
Cash and cash equivalents at the beginning of the period	5,850	1,696	12,552	3,486	1,696

Cash and cash equivalents at the end of the period	$1,880	$2,928	$1,880	$2,928	$5,850

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2006
	2007	2006	2007	2006
	Unaudited

(a) Acquisition of Cellocator

Fair value of assets acquired and liabilities assumed at date of acquisition:

Working capital	1,220	-	1,220	-	-
Property and equipment	151	-	151	-	-
Customer Relationships	3,876	-	3,876	-	-
Brand name	1,749	-	1,749	-	-
Developed Technology	4,886	-	4,886	-	-
Goodwill	8,645	-	8,645	-	-
Accrued severance pay, net	(107)	-	(107)	-	-

	20,420	-	20,420	-	-

Fair value of shares issued	(1,428)	-	(1,428)	-	-
Fair value of Convertible debentures	(1,952)	-	(1,952)	-	-
Accrued expenses	(708)	-	(708)	-	-

	(4,088)	-	(4,088)	-	-

	16,332	-	16,332	-	-

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”), the Company uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization and minority interest. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation the GAAP to non-GAAP operating results:

CONDENSED EBITDA
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
	Unaudited

Net income (loss) GAAP results (as reported)	(565)	1,135	3	449

Non GAAP adjustment:
Financial expenses, net	2,044	2,234	659	653
Taxes on income	357	639	70	246
Deprecation and amortization	3,061	3,068	1,002	912
Minority interest	882	-	178	-

EBITDA	5,779	7,076	1,912	2,260

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: December 10, 2007